INVEST IN PAYROLL4FREE.COM INC.

America's Small Business Payroll Service

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payroll4free.com   Beachwood OH   Technology Software B2B Services Fin Tech

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OVERVIEW   UPDATES 🔳   WHAT PEOPLE SAY 🔳   ASK A QUESTION 🔳

Highlights

1. Thousands of very happy clients across the entire United States

2. Growing fast, rapidly accelerating acquisition rate

3. 2022 client service revenue up 74% compared to same period 2021 (Jan-Jun)

4. Top choice on review sites including Forbes, Nerd Wallet, Business.org, and SoftwareConnect.

5. Rated by clients 4.8/5 in service and support

6. US small business market is 30+ million

7. Only about 1 million use a payroll service

Our Team



Michael Rosenberg   President & CEO

Prior to Payroll4Free.com Mike founded Galaxy Hosted Software LLC and Threshold Data Technology, Inc. He has many years of business leadership experience, with a focus on SAAS and payroll.

We noted that virtually all payroll services charge fees, including a base fee, plus fees per employee or check. As a result, the smallest companies are charged the largest amount per employee or check. By focusing on the very small business, Payroll4Free.com addresses a great need for a very under-served market.



Marta Mendizabal   VP & COO

Marta holds an MBA from NYIT and has spent over 16 years with Galaxy Hosted Software managing everything from software design to human resources and financial operations.



John Presti   VP of Client Services

John has over 35 years of payroll experience. As Operations Manager he directed the startup of Heartland Payroll and growth to 12,000 clients nationally over 12 years. He also spent 18 years with ADP.



Carol Emeruwa   Director of Payroll Tax Services

Prior to leading the Payroll4Free.com Tax Department, Carol spent 14 years as a Payroll Tax Accountant for PCC Airfoils, a large, multi-state manufacturing company.

America's Small Business Payroll Service

Invest in Payroll4Free.com

If you would like to personally discuss this investment with the President of

Payroll4Free.com, please click <u>here</u> to schedule a call!



Payroll4Free.com is a payroll service, much like ADP or Paychex, except that we focus on very small businesses and offer our basic payroll service free of charge.

There are 25 million small businesses in the United States with fewer than 5 employees! Fewer than 1 million use a payroll service. Virtually all other payroll services charge a base fee per payroll run or month, and additional fees per paycheck or per employee, so their smaller clients are charged much more per paycheck than their larger clients.

Each year, the IRS assesses more than $4 billion in payroll tax penalties to more than 3 million small businesses. Small businesses have an urgent need for an affordable payroll service. With clients in all 50 states, Payroll4Free.com is best positioned to serve the needs of this vast, underserved market.




Our free service is rich with features, including accommodating different paid leave time accrual policies, multiple wage rates and departments, an online portal for employees, and much more. We also offer some optional services for which we do charge small fees.

Our small business owner clients typically manage the payroll function directly (unlike larger companies where payroll is handled by a controller or HR department). They provide a very valuable target market for advertisers who offer products and services for business use.





Our primary revenue will come from partnerships with companies that offer services that can be integrated into the Payroll4Free.com application. These include workers comp, employee background checking services, banks offering ACH services, job posting services, and others. Revenue will also be generated from advertising that is displayed on the payroll software application from other companies, both local and national, offering goods and services to our clients.

We are poised for explosive growth. We have software compatible with regulations in all 50 states, a growing client base of 4,000+ with a rapidly increasing rate of new client acquisition, and we are not spending anything yet on marketing!

Funds from this sale of equity in our company will allow us to complete the technology to greater automate operations, to hire additional staff to handle the large volume of signups we currently get each month, and to begin a marketing program that will help us reach our potential. I hope you will join us as a shareholder, and that you too will benefit from that growth. If you would like to discuss this opportunity with me personally, please schedule a phone call with me by clicking <u>here</u>."

- Mike Rosenberg, President

WE ARE POISED FOR GROWTH

We began in 2013, our first full year, with 2 clients in one state. Since then, we have completed additional programming to automate many back-office functions and accommodate regulations for all 50 states. We added training videos to ease new client intake. Our client base now exceeds 4,000 clients in all 50 states. Currently, we spend absolutely nothing on marketing - new clients find us searching on the web, or are referred by other clients and accounting firms.

There is a tremendous demand for our services. Payroll4Free.com is the welcome solution to the very small businesses we serve, because virtually all other payroll services charge fees structured so that the smallest clients pay the most per employee. There are more than 25 million businesses in the United States that have fewer than 5 employees. In addition to those of our clients who have switched to us from other payroll services, many of our clients had previously used no outside payroll service at all.

Onboarding new clients has largely been a manual process, which up to now has limited the rate at which we could add new clients. Thanks to our previous fundraising we have already implemented new, automated on-boarding technology in 37 states, and we have seen our acquisition rate more than triple in those states. Use of funds from this campaign will include implementing automated onboarding in the remaining states.

After fully implementing the onboarding technology, we will begin an aggressive marketing program. We look forward to earning a significant market share of the small payroll service business from this gigantic, underserved market. (not guaranteed)

VALUATION

An important issue for all investors is the value of their investment. For start-up companies that have not yet established revenue and profitability, the valuation can seem somewhat arbitrary.

To determine a valuation for Payroll4Free.com, we calculated the value per client for several other payroll service companies (valuation divided by number of clients). For ADP, the largest payroll company, that value is $97,000 per client. For Paychex, the value per client is $59,000. For Gusto, which is not yet publicly traded, the value (set by venture capital investments) is $50,000 per client.

Payroll4Free.com's value for this campaign is less than $6,700 per client. This means that not only should Payroll4Free.com's value increase with the growth of its client base (based on initial per client value), but as its client base reaches critical mass, it will also allow for significant revenue growth from advertising partners, which will increase the per client value exponentially. Prospective investors should be very encouraged by this great growth potential.

WHAT PART OF FREE DON'T YOU UNDERSTAND?

Payroll4Free.com is distinguished from all other services by:

(1) Price

(2) Service

(3) Revenue Model

The Payroll4Free.com client can be characterized as the owner of a very small business who is not necessarily an expert in payroll or accounting. Our entrepreneur clients run payroll themselves, logging in to enter hours worked, print checks and reports, and maintain employees (unlike larger companies where the payroll function is handled by a controller or HR department).

Price

Our average-size client has 3.97 employees. Our free services are very attractive to clients when compared to the cost of other services. Based on the choice of Payroll4Free.com clients to use some optional fee-based services, our clients actually pay an average of $15.01 per month. ADP and Paychex are far more expensive for companies with 4 employees ($129.20 and $103.55 per month, respectively for semi-monthly payrolls, based on rates reported by Payroll4Free.com clients who switched from those services). And lower cost services, like Gusto and Quickbooks Online, charge $63.00 and $61.00 per month, respectively (based on rates shown on their websites as of 2/1/2022). **Payroll4Free.com is clearly the best value for the small business owner.**

Service

Payroll4Free.com is accredited by and enjoys an A+ rating with the Better Business Bureau. We provide the highest level of personal service, and were rated 4.8 out of 5.0 by our clients in service and support. Our type and size client is often dismissed by larger payroll services, who tend to focus on their more profitable clients. We often hear stories from clients about their bad experiences with well-known payroll service companies that they have used previously.

Revenue Model

Our clients represent a great target market for companies who offer goods and services of interest to small business owners. Our technology provides for advertising in the business application: "skyscraper" ads on the right side of the screen and "leaderboard" ads at the top of the screen rotate to allow multiple ads to appear in succession. Advertisers are assured a monthly per client minimum of 12 impressions with a minimum duration of 10 seconds, with a potential of 180 advertisers (based on average time spent per month by a Payroll4Free.com client). The ads do not interfere with the clients' payroll work, and when a client chooses to click on a particular ad, they will be directed to the advertisers designated landing page.

 total average monthly minutes  total display ad inventory (90 leaderboard, 90 skyscraper)  seconds that each ad is displayed







12
projected average monthly impressions per client
$50
average CPM, which translates to $0.60 per client per month

In addition, Payroll4Free.com also has technology to print ads, such as coupons, on employee paystubs and to show them to employees when they access their pay information on the employee portal.

The concept of providing free service supported by advertising is not new. Payroll4Free.com is unique in applying this revenue concept to business software applications. We believe we are in the best position to take advantage of this revenue model because (1) our marketplace of very small businesses (25 million+) is large enough that even a relatively small market share can produce a very large client base, (2) our client base represents a narrowly-defined key target for many advertisers, and (3) because our clients regularly and reliably log on to Payroll4Fee.com to take care of necessary business functions, advertisers can justifiably rely on receiving the exposure for which they pay.

HOW WE MAKE MONEY

Payroll4Free.com has two major sources of revenue: (1) client fees for optional services and (2) advertising.

(1) **CLIENT FEES:** Clients pay fees for optional services including Payroll Tax Service, Direct Deposit Service, and when paying more than 25 employees. Currently, fees from clients average $15.01 per month per client.

(2) **ADVERTISING REVENUE:** With sufficient success in our fundraise efforts, we are projected to reach 20,000 clients within two years, at which point we expect to begin to attract many advertisers. (not guaranteed) Payroll4Free.com offers easily auditable longer-duration advertising impressions that provide assurance that advertising dollars are not wasted on fraud. An article in Adweek (February 21, 2016) indicated just how scary is the problem of fraud in advertising:

Long a dirty little secret of the digital media business, the topic of ad fraud has been thrust front and center in discussions among agency executives, advertisers and publishers over the last three years. Bot traffic, or nonhuman digital traffic, is at its highest ever, and recent projections from the Association of National Advertisers have more than $7 billion in advertising investment wasted.

Two different categories define our advertising opportunities:

(a) Display Advertising



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Ads appear on the right side of the screen (skyscraper ads), and at the top of the screen (leaderboard ads) within the payroll application, where clients enter hours worked, print checks and reports, and maintain employee data. Advertisers can be local, regional, or national, and can include a wide range of product and service categories, including those directed to the business (office supplies and equipment, credit card processing, business loans, telecom, IT, etc.) and those directed to the business owner personally (electronics, jewelry, automobiles, etc.).

(b) Payroll-Related Partnerships

Partnerships allow us to offer our clients payroll-related services like workers' comp, employee background checks, job posting, banking services, and healthcare plans at great savings. We recently signed a new agreement to offer unique services that allow our employer-clients to offer payroll advances to their employees without using their own funds, and saving their employees from outrageous interest charges!

Invest in Payroll4Free.com Today!

With 25 million + very small businesses, all of whom can substantially benefit from our services, Payroll4Free.com has the potential of growing its client base exponentially. (not guaranteed) As our client base grows, we expect to become very valuable to advertisers for whom our clients represent a key target market.

Your investment will provide the funds for marketing, added personnel, and additional automation of back-end processes. Our revenue model should ultimately provide us with more revenue per client than many of the fee-based

services, all while providing a fabulous deal for small businesses and a great opportunity for appropriate advertisers. If you would like to personally discuss this investment with the President of Payroll4Free.com, please click here to schedule a call!